July 2, 2013
BY EDGAR

Patrick Gilmore
Accounting Branch Chief
Division of Corporation Finance
U.S. Securities & Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	VeriSign, Inc. Form 10-K for the Fiscal Year Ended December 31, 2012 Filed February 28, 2013 File No. 000-23593
Dear Mr. Gilmore:
I write on behalf of VeriSign, Inc. (the “Company”) in response to the letter from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) dated June 20, 2013 (the “Comment Letter”) setting out an additional comment with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2012, filed with the Commission on February 28, 2013 (the “Annual Report”).

On behalf of the Company, set forth below is the response to the comment contained in the Comment Letter. For ease of reference, we have repeated the Staff’s comment in italicized text prior to the response. Capitalized terms used but not defined herein are used as defined in the Annual Report.

Form 10-K for the Fiscal Year Ended December 31, 2012
Item 8. Financial Statements and Supplementary Data
Note 1 - Description of Business and Summary of Significant Accounting Policies
Revenue Recognition, page 64

1.
We note in your response to prior comment 1 that your historical policy for recognizing promotional marketing program costs did not comply with U.S. GAAP but that you concluded that the impact of this error was quantitatively and qualitatively immaterial to your annual and interim financial statements. Please provide us with your quantitative and qualitative analysis under ASC 250-10-S99-1 and 250-10-S99-2 for each period presented and tell us your consideration for providing disclosure of this error and its impact on your financial statements for each period presented and for the period the correction was made.

We evaluated the impact of our historical non-GAAP policy of recognizing promotional marketing program costs. Beginning in Q4 2012 we changed to a GAAP policy for all future promotional marketing program costs. However, the residual impact of our previous non-GAAP policy affected Q4 2012 and Q1 2013, and will continue to have an effect through Q4 2013. We determined that the impact was quantitatively and qualitatively not material to any historical annual or interim period and is not expected to be material to any future period. Below is the quantitative analysis for the interim and annual periods during 2010-2012 and Q1 2013.

Mr. Patrick Gilmore
Accounting Branch Chief
July 2, 2013

Period	Amount of error - (Understatement)/ Overstatement ('000)	Income (Loss) from continuing operations before taxes ('000)%		Revenues ('000)%
Period of origin (Rollover method)	Impact on Revenues and Income before tax from applying non-GAAP policy
2010 Q1	($342)	$46,933	-0.7%	$161,582	-0.2%
2010 Q2	$390	$42,706	0.9%	$167,881	0.2%
2010 Q3	$378	$52,372	0.7%	$172,286	0.2%
2010 Q4	$190	($46,658)	-0.4%	$178,829	0.1%
2011 Q1	($891)	$59,168	-1.5%	$181,523	-0.5%
2011 Q2	($430)	($23,648)	1.8%	$189,844	-0.2%
2011 Q3	($422)	$80,741	-0.5%	$196,965	-0.2%
2011 Q4	($386)	$77,326	-0.5%	$203,646	-0.2%
2012 Q1	($1,190)	$87,397	-1.4%	$205,726	-0.6%
2012 Q2	$572	$92,303	0.6%	$214,142	0.3%
2012 Q3	$408	$101,701	0.4%	$223,528	0.2%
FY2010	$616	$95,354	0.6%	$680,578	0.1%
FY2011	($2,129)	$193,587	-1.1%	$771,978	-0.3%
FY2012	$1,499	$412,695	0.4%	$873,592	0.2%
Period of correction	Impact on Revenues and Income before tax from changing to GAAP policy prospectively
2012 Q4	$1,709	$131,294	1.3%	$230,196	0.7%
2013 Q1	$1,228	$114,891	1.1%	$236,447	0.5%
FY 2012	$1,709	$412,695	0.4%	$873,592	0.2%

Uncorrected error at end of year (Iron curtain method)	Impact on Deferred revenues and Accumulated deficit from applying non-GAAP policy
FY 2010	$1,655	$95,354	1.7%	$680,578	0.2%
FY 2011	$3,784	$193,587	2.0%	$771,978	0.5%
FY 2012	$2,285	$412,695	0.6%	$873,592	0.3%

Mr. Patrick Gilmore
Accounting Branch Chief
July 2, 2013

We also considered various qualitative factors, including but not limited to:

i)	Whether the misstatement arises from an item capable of precise measurement or whether it arises from an estimate and, if so, the degree of imprecision inherent in the estimate
The errors identified in Q4’12 are based on precise measurements.

ii)	Whether the misstatement masks a change in earnings or other trends
We have analyzed trends using reported financial amounts on which investors routinely place an emphasis – (1) revenue, (2) operating income (loss), (3) income (loss) from continuing operations, (4) diluted income (loss) per share from continuing operations. We believe the misstatements do not mask any change in earnings or other trends in these measures.

iii)	Whether the misstatement hides a failure to meet analysts’ consensus expectations for the enterprise
The misstatement originated over several years through the accumulation of individually insignificant amounts. We believe the total misstatement or the misstatement in any individual period of origin or correction would not have been significant enough to impact the company’s results as compared to analyst expectations.

iv)	Whether the misstatement changes a loss into income or vice versa
The misstatement would not have resulted in income changing into a loss or vice versa for any of the periods affected.

v)	Whether the misstatement concerns a segment or other portion of the registrant’s business that has been identified as playing a significant role in the registrant’s operations or profitability
The Company has a single reportable segment.

vi)	Whether the misstatement affects the registrant’s compliance with regulatory requirements
The Company does not operate in a regulated industry. The misstatement does not affect our compliance with regulatory requirements.

vii)	Whether the misstatement affects the registrant’s compliance with loan covenants or other contractual requirements
There are no financial covenants required for our convertible debentures that would be affected by the misstatement. Our credit facility and high yield bonds include financial covenants. However, the non-GAAP policy did not affect our compliance with the covenants in prior periods and is not expected to affect our compliance with the covenants in future periods.

viii)	Whether the misstatement has the effect of increasing management’s compensation – for example, by satisfying requirements for the award of bonuses or other forms of incentive compensation
Management’s cash incentive compensation is partially based on our non-GAAP results of operations. The impact of the non-GAAP policy did not have any significant effect on the Company’s bonus awards granted to all eligible employees since the quantitative impact was negligible, the Company was not close to any of its thresholds for grants/no grants and the awards are formula-based and provide latitude for ranges of actual results as well as management discretion.

ix)	Whether the misstatement involves concealment of an unlawful transaction
The misstatement did not result from noncompliance with tax or other law. The misstatement does not conceal an unlawful transaction.

x)	Whether there is demonstrated volatility in the price of the registrant’s securities in response to certain types of disclosures.
Changes in our stock price are driven by factors including industry news and events, company transactions and announcements. We do not believe this disclosure is of the type or magnitude that would reasonably be expected to lead to volatility in the price of our securities.

Mr. Patrick Gilmore
Accounting Branch Chief
July 2, 2013

xi)	Whether the misstatement was intentional (for example, an effort to “manage” reported earnings).
These misstatements were not intentional but were the result of a non-GAAP policy applied that was immaterial and considered to be more conservative.

As a result, we believe that no qualitative factors caused these quantitatively small amounts to be material.

We considered the disclosure requirements in ASC 250-10 and elected not to include disclosure on the basis that it was not material to the Company’s financial position, results of operations, cash flow or financial statements taken as a whole for any historical interim or annual period and is not expected to be material in any future period.

*        *        *        *

We hope that this response adequately addresses the Staff’s comment. If the Staff has any questions concerning this letter or requires further information, please do not hesitate to contact Richard H. Goshorn, Senior Vice-President, General Counsel and Secretary, at (703) 948-4551, Luci Altman, Vice-President, Associate General Counsel, at (703) 948-3966, or me at (703) 948-3963.

Very truly yours,

/s/ George E. Kilguss
George E. Kilguss
Chief Financial Officer
VeriSign, Inc.

cc:    Jaime John
Securities and Exchange Commission

Richard H. Goshorn
Luci Altman
John Calys
VeriSign, Inc.

Pamela L. Marcogliese
Cleary Gottlieb Steen & Hamilton LLP